Interbrew

THE WORLD'S LOCAL BREWER

02055909

02 NOV 12 AM 10:27

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 1 November 2002

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

dlw 11/14

Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven

Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles

H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Interbrew expands its Chinese platform

Brussels, 1 November 2002

Interbrew, *The World's Local Brewer©*, is pleased to announce that it has reached agreement with the Chinese K.K. Group to acquire a 70% stake in its brewing operations, at a cash settlement upon closing of 42 million USD. The K.K. Brewery, located in the city of Ningbo (200 km South of Shanghai), is the leading brewer in the Province of Zhejiang. With this transaction Interbrew extends its local platform from Nanjing further into the Zhejiang Province and confirms its commitment to play a leading role in the consolidation of the beer market in the Yangtze Delta.

K.K. Brewery is a leading brewer in the Province of Zhejiang and focuses its business primarily on the city of Ningbo, where it has an 80% market share. It operates two breweries and one bottling line in Ningbo and on Zhoushan, a favored tourist island. K.K. Brewery also operates a brewery in Kunming in the Yunan Province, close to Vietnam. The transaction also includes K.K. Brewery's stake in the Lion brewing unit, which it shares with its Malaysian partner Consitrade Sdn Bhd.. K.K. Brewery's yearly volume is just under 3 million HL and its main brands are K.K., the leading standard lager, and Zizhulin, which is a premium brand.

"We are pleased to acquire this 70% stake in K.K. Brewery. All parameters of this transaction are attractive." said Stefan Descheemaeker, Chief Strategy and Business Development Officer of Interbrew. "At an EBITDA multiple of 7.5, the K.K. Brewery operations extend our presence in the Yangtze Delta in a natural way, close to our current operations in Nanjing. We continue to monitor the Chinese beer market and remain committed to playing a leading role in the consolidation process of the brewing industry in the country. "

Mr. Xu Rom Xian, Chairman of K.K. Group said "We are pleased with the agreement. The combination of Interbrew's international experience and marketing expertise with the local knowledge and channels of K.K. Brewery will improve our company's competitiveness and take our company forward."

Interbrew, *The World's Local Brewer©*, has been active in China since 1984, providing the transfer of technical and brewing know-how to various Chinese brewing companies, including the Zhujiang Brewery in Guangzhou and the Five Star Brewery in Beijing. In 1997, Interbrew entered the Chinese beer market as an operator with the acquisition of the Nanjing and Jingling Breweries. Interbrew's longstanding interaction with its Chinese partners has provided the company with a number of strong local relationships and a good understanding of the Chinese beer market.

Interbrew

THE WORLD'S LOCAL BREWER©

"Our Nanjing operation has progressed successfully during the first nine months of 2002. Our brands Jinling®, Yali® and Hu Pi® are developing well and support the implementation of Interbrew's strategy of the World's Local Brewer© in the Chinese beer market. ", said Wai Kee Tan, General Manager Interbrew China. *"I am proud of my Nanjing team, which has realized a volume increase of +66%, compared to the same period last year."*

Interbrew - *The World's Local Brewer©*

Interbrew, *The World's Local Brewer©*, is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler® in Belgium), thereafter introducing international premium and specialty brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Contact information

Gwendoline Ornigg
Corporate Press Officer
Tel: +32-16-31-58-63
Mobile: +32-475-92-25-72
Fax: +32-16-31-59-69
E-mail: gwendoline.ornigg@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com